Exhibit 99.1
Similarweb Ltd.
33 Yitzhak Rabin St.
Givatayim, 5348303, Israel

Dear Similarweb Ltd. Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders (the “Meeting”) of Similarweb Ltd. (the “Company”), to be held on November 16, 2026 at 4:00 p.m. (Israel time), at our headquarters at 33 Yitzhak Rabin St., Givatayim, 5348303, Israel.

The Company’s Notice of Special General Meeting of Shareholders, as published on October 8, 2026, and the proxy statement appearing on the following pages, describe in detail the matter to be acted upon at the Meeting.

At the Meeting, shareholders will be asked to consider and vote on the approval of the compensation terms for the Company’s new Chief Executive Officer, Michael Akkerman, as described in the accompanying proxy statement. Our board of directors recommends that you vote FOR the Proposal.

Only shareholders of record at the close of business on October 8, 2026 are entitled to notice of, and to vote at, the Meeting or any postponement or adjournment thereof.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting or any postponement or adjournment thereof. Accordingly, after reading the enclosed Notice of Special General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card or voting instruction form, as applicable.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ Harel Beit‑On

Chairman of the Board

Similarweb Ltd.
33 Yitzhak Rabin St.
Givatayim, 5348303, Israel

Notice of Special General Meeting of Shareholders
To be Held on November 16, 2026

Dear Similarweb Ltd. Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders (the “Meeting”) of Similarweb Ltd. (the “Company”), to be held on November 16, 2026 at 4:00 p.m. (Israel time), at our headquarters at 33 Yitzhak Rabin St., Givatayim, 5348303, Israel (the telephone number at that address is +972‑3‑544‑7782).

The following matter is on the agenda for the Meeting:

(1)    To approve the compensation terms of the Company’s new Chief Executive Officer, Michael Akkerman, pursuant to the Israeli Companies Law, 5759‑1999 (the “Companies Law”).

The proposed compensation terms are subject to, and conditional upon, shareholder approval at the Meeting.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on October 8, 2026, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appears in the participant listing of a securities depository on that date.

You can vote your ordinary shares, par value NIS 0.01 per share (“ordinary shares”) by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on October 8, 2026, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and you may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

Our board of directors unanimously recommends that you vote “FOR” the Proposal, which is described in the accompanying proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of our ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the

Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Section 66(b) of the Companies Law allows shareholders who hold at least 5% of our outstanding ordinary shares to submit a request to include a proposal on the agenda of a general meeting of our shareholders. Such request made by an eligible shareholder must be received by us no later than October 15, 2026. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting no later than October 22, 2026. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission, under the cover of Form 6-K. Shareholders are also able to review the proxy statement on our website’s investor relations page at http://ir.similarweb.com and on the SEC’s website at www.sec.gov or at the Company’s headquarters at Similarweb Ltd., 33 Yitzhak Rabin St., Givatayim, 5348303, Israel upon prior notice and during regular working hours (telephone number: +972-3-544-7782) until the date of the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the Proposal.

The approval of the Proposal is also subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal (each, an “Interested Shareholder”); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, as a company whose ordinary shares are listed on an exchange outside Israel, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under the Proposal), please notify Adv. Shira Hadar, or by email Shira.Hadar@similarweb.com. If your ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that other than each of our office holders (as defined in the Companies Law) and their relatives, none of our shareholders should have a personal interest in the Proposal and be deemed an Interested Shareholder with respect thereto.

In connection with the Proposal, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines, based on detailed arguments and after having reconsidered the matter, that approving such proposal is in the best interest of the Company. Only in special circumstances prescribed by the Companies Law, and subject to certain conditions, can the compensation committee and Board override the shareholders’ decision to oppose the Proposal.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Special General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. (EDT) on November 15, 2026 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

/s/ Harel Beit‑On

By: Harel Beit‑On
Chairman of the Board

Dated: October 8, 2026

Similarweb Ltd.
33 Yitzhak Rabin St.
Givatayim, 5348303, Israel

Proxy Statement
______________
Special General Meeting of Shareholders
To Be Held on November 16, 2026

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Similarweb Ltd. (the “Company” or “Similarweb”) to be voted at the Special General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held on November 16, 2026, at 4:00 p.m. (Israel time), at our headquarters at 33 Yitzhak Rabin St., Givatayim, 5348303, Israel.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on October 8, 2026, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appears in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Item

The following matter is on the agenda for the Meeting:

(1)    To approve the compensation terms of the Company’s new Chief Executive Officer, Michael Akkerman, pursuant to the Israeli Companies Law, 5759‑1999 (the “Companies Law”).

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” the above Proposal.

Quorum and Adjournment

On October 8, 2026, we had a total of 89,634,720 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on October 8, 2026, is entitled to one vote on the Proposal to be presented at the Meeting. Under our Amended and Restated Articles of Association (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold, in the aggregate, ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non‑votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non‑vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the shareholder meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies, we cannot be certain whether the Proposal will be treated as a routine matter. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposal set forth in this proxy statement.

Vote Required for Approval of the Proposal

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve the Proposal set forth in this proxy statement.

The approval of the Proposal is also subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal (each, an “Interested Shareholder”); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, as a company whose ordinary shares are listed on an exchange outside Israel, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under the Proposal), please notify Adv. Shira Hadar, or by email Shira.Hadar@similarweb.com. If your ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that other than each of our office holders (as defined in the Companies Law) and their relatives, none of our shareholders should have a personal interest in the Proposal and be deemed an Interested Shareholder with respect thereto.

In connection with the Proposal, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines, based on detailed arguments and after having reconsidered the matter, that approving such proposal is in the best interest of the Company. Only in special circumstances prescribed by the Companies Law, and subject to certain conditions, can the compensation committee and Board override the shareholders’ decision to oppose the Proposal.

Other than for the purpose of determining a quorum, broker non‑votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non‑votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on the Proposal that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting shall be conferred exclusively upon the more senior among the joint owners attending the Meeting in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s share register.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

•
By Internet - If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•
By Telephone - If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•
By Mail - If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Even if you plan to attend the Meeting, the Company recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC, you can also vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 33 Yitzhak Rabin St., Givatayim, 5348303, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. (EDT) on November 15, 2026.

If you provide specific instructions (by marking a box) with regard to the Proposal set forth in this proxy statement, your ordinary shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your ordinary shares will be voted in favor of the Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of our Articles.

Beneficial Owners

If you are a beneficial owner of ordinary shares held in a brokerage account or by a trustee or nominee, including through Cede & Co, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on October 8, 2026, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appears in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about October 8, 2026. Certain officers, directors, employees and agents of the Company may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6‑K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available on our website’s investor relations page at http://ir.similarweb.com. The contents of that website are not incorporated by reference into this proxy statement.

Assistance in Voting your Shares

If you have questions about how to vote your shares, you may contact Investor Relations through our website at https://ir.similarweb.com/resources/contact‑us.

PROPOSAL 1

APPROVAL OF COMPENSATION TERMS FOR THE COMPANY’S
NEW CHIEF EXECUTIVE OFFICER

THE SHAREHOLDER VOTE ON THIS MATTER IS BINDING UNDER ISRAELI LAW AND NOT MERELY ADVISORY, UNLIKE THE “SAY-ON-PAY” VOTES FOUND IN SOME PROXY STATEMENTS FOR U.S. DOMESTIC COMPANIES.

Background

The compensation committee (the “Compensation Committee”) of the board of directors (the “Board”) of the Company has approved, and recommends that shareholders approve, the compensation terms for Michael Akkerman, who will serve as the Company’s new Chief Executive Officer (the “CEO”), effective as of his anticipated start date of November 2, 2026 (the “Start Date”).

Under the Companies Law, the compensation terms of a chief executive officer require the approval of the compensation committee, board of directors and shareholders, in that order. The proposed compensation terms are subject to, and conditional upon, shareholder approval at the Meeting.

Following the announcement in May 2026 of the planned departure of Mr. Or Offer, the Company’s founder and Chief Executive Officer, the Board appointed a CEO search committee composed exclusively of independent directors (the “CEO Search Committee”), consisting of Mr. Barak Eilam (Chair), Mr. Joshua Alliance, Mr. Harel Beit-On and Ms. Lisa Campbell, to lead a search for a new CEO. The CEO Search Committee, with the support of Spencer Stuart, an executive search firm, and in coordination with the Company’s Chief Human Resources Officer, identified, screened and interviewed multiple candidates. Following this process, the Board determined that Mr. Akkerman is the most suitable candidate to serve as the Company’s next CEO. The Compensation Committee, chaired by Ms. Campbell and in consultation with Aon plc, the Company’s independent executive compensation consultant (“Aon”), led the negotiation of Mr. Akkerman’s compensation terms.

Mr. Akkerman brings nearly 20 years of C-level and senior operating leadership experience across digital advertising, data, and technology businesses. Until recently, he served as Chief Business Officer of Digital Turbine, Inc. (NASDAQ: APPS), where he led a global team spanning sales, partnerships, marketing, product, and business operations. Previously, Mr. Akkerman served as Chief Revenue Officer of data.ai (formerly App Annie), where he led all go-to-market functions for a platform providing app and market intelligence. Earlier, Mr. Akkerman served as Chief Product and Strategy Officer at Cardlytics, Inc. (NASDAQ: CDLX) and held senior commercial leadership roles at Uber Technologies, Inc. (NYSE: UBER) and Pinterest, Inc. (NYSE: PINS). Earlier in his career, he held global sales and strategy leadership roles at Kenshoo (now Skai), an Israeli-founded enterprise marketing software company. Mr. Akkerman holds a degree from the University of New South Wales, Sydney, Australia.

The Board believes that Mr. Akkerman possesses the qualifications, experience and strategic vision necessary to lead the Company through its next phase of growth.

Based on Aon’s benchmarking against a comparable peer group of publicly traded technology companies, the proposed compensation terms fall within approximately the 25th to 50th percentile of such peer group.

Mr. Akkerman will be employed by Similarweb, Inc., the Company’s wholly-owned U.S. subsidiary, and will be based in New York, New York. The compensation terms set forth herein are subject to shareholder approval at the Meeting. The material terms of Mr. Akkerman’s employment, are summarized below. The employment agreement between Mr. Akkerman and Similarweb, Inc. (the “Employment Agreement”) will not be filed as an exhibit to the Company’s public filings.

Summary Compensation Table

The following table summarizes the material compensation terms proposed for Mr. Akkerman:

Compensation Element	Terms
Base Salary	$550,000 per annum.
Target Annual Bonus	100% of Base Salary ($550,000), subject to the achievement of goals and targets established by the Board in its sole discretion, payable in accordance with the Compensation Policy. In the event of termination, any bonus will be paid based on targets achieved as of the date of separation, in accordance with the Compensation Policy.
Target Total Cash	$1,100,000
Sign-On Cash Bonus	$500,000 one-time cash sign-on bonus (the “One Year Bonus”), earned on the first anniversary of the Start Date (may be advanced); subject to 12-month clawback (see “Additional Terms” below)
Total Target Equity Award
Equity awards (RSUs and PSUs) with an aggregate target grant date value of ~$10,000,000 (representing approximately 1.25% of the Company on a fully diluted basis as of the date of the Employment Agreement), consisting of:

- RSUs (30%)	~$3,000,000; fifty percent (50%) will vest on the first anniversary of the Start Date, and the remaining fifty percent (50%) will vest in equal quarterly installments over the subsequent two years, beginning on the fifteen (15)-month anniversary of the grant date, in each case subject to the CEO’s continued employment through the applicable vesting date.
- Operating PSUs (50%)
~$5,000,000, tied to the Company’s achievement of revenue and EBITDA targets over FY2027-FY2029, as established by the Board annually, with a target achievement band of 95%-110% of budget. The units will cliff-vest following the end of the three-year performance period, with a payout of 50%-150% of target based on achievement against the applicable budget, in each case subject to the executive’s continued employment through the applicable vesting date.

- Market PSUs (20%)	~$2,000,000; tied to specified sixty (60)-day average closing share price milestones of the Company’s ordinary shares, measured over the four (4)-year period following the grant date: fifty percent (50%) of the units earned upon achievement of a $15.00 price milestone; one hundred percent (100%) upon achievement of a $20.00 milestone; one hundred fifty percent (150%) upon achievement of a $25.00 milestone; and two hundred percent (200%) upon achievement of a $30.00 milestone, in each case subject to the executive’s continued employment through the applicable vesting date. No partial vesting applies between milestones.

Approximately 70% of the total equity award is performance-based. The actual number of units to be granted shall be calculated at the time of grant pursuant to the Compensation Policy. All equity awards are to be granted under the Company’s equity incentive plan (the “Plan”).

Additional Terms

One Year Bonus. The One Year Bonus is earned on the first anniversary of the Start Date and may be advanced by the Company. The One Year Bonus is subject to a 12-month clawback and is repayable on a prorated basis, based on the post-tax amount actually received and the period of service completed as of the date of separation, if the CEO resigns without Good Reason or is terminated for Cause (each as defined in the Employment Agreement) within 12 months following the Start Date.

Benefits. The CEO will be entitled to paid time off and other benefits consistent with those generally provided to the Company’s U.S. employees.

Termination Provisions. Either party may terminate employment on four (4) months’ written notice, during which period the Company may elect to place the CEO on garden leave. In the event of termination by the Company without Cause or resignation by the CEO for Good Reason (each as defined in the Employment Agreement), the CEO will be entitled to eight (8) months of continued salary payments and continued health insurance coverage at the rate in effect as of the date of separation (collectively, the “Separation Benefits”), subject to the CEO’s execution and non-revocation of a general release of claims in favor of the Company. Unvested equity awards will continue to vest during the applicable notice and severance periods. The CEO will be subject to a 12-month post-termination non-competition undertaking and an 18-month post-termination non-solicitation undertaking.

Change in Control. Upon a Change in Control (as defined in the Plan), if the CEO’s employment is terminated by the Company without Cause (as defined in the Employment Agreement) within twelve (12) months following such Change in Control, all unvested equity awards held by the CEO shall accelerate and become fully vested. The CEO shall also be entitled to the Separation Benefits in accordance with the termination provisions described above.

Compensation Policy Compliance

The Compensation Committee and the Board have confirmed that the proposed compensation terms are consistent with the Compensation Policy of the Company’s Executive Officers and Directors (the “Compensation Policy”). In particular:

●The Compensation Policy provides that the initial equity-based compensation for a newly recruited CEO shall not exceed the higher of 2,000% of annual base salary (i.e., $11,000,000) or 0.5% of the Company’s fair market value at the time of Board approval. The proposed equity grant of approximately $10,000,000 is within these limits.
●The Compensation Policy provides that a signing bonus for a newly recruited Executive Officer shall not exceed 100% of annual base salary. The One Year Bonus proposed sign- (approximately 91% of base salary) is within this limit.

As of October 8, 2026, the Company had 89,634,720 ordinary shares issued and outstanding.

Proposed Resolution

“RESOLVED, to approve the compensation terms for Michael Akkerman, the Company’s new Chief Executive Officer, as described in the Proxy Statement dated October 8, 2026.”

Effect of Non-Approval

In the event this Proposal is not approved by the affirmative vote of our shareholders as described herein, the compensation terms described above will not take effect. The Board’s appointment of Mr. Akkerman as Chief Executive Officer is not subject to shareholder approval. However, the compensation terms described herein are subject to, and conditioned upon, shareholder approval at the Meeting. If this Proposal is not approved, the Board will be required to negotiate revised compensation terms for approval by the shareholders in accordance with the Companies Law. However, there can be no assurance that the Board will be successful in negotiating revised compensation terms acceptable to Mr. Akkerman in such event, or that Mr. Akkerman will continue to serve as Chief Executive Officer if this Proposal is not approved.

Vote Required

For a description of the vote required for the approval of the Proposal, see “Vote Required for Approval of the Proposal” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the approval of the compensation terms for the Company’s Chief Executive Officer.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we file reports and other information with the SEC. Our Annual Report on Form 20‑F and other filings with the SEC are available to the public on the SEC’s website at www.sec.gov. Our Annual Report on Form 20‑F for the fiscal year ended December 31, 2025, as filed with the SEC, is also available on our investor relations website at http://ir.similarweb.com.

Copies of the proxy card, the Notice of Special General Meeting of Shareholders and this proxy statement are available on our website’s investor relations page at http://ir.similarweb.com. The contents of that website are not incorporated by reference into this proxy statement.

The Company’s principal executive offices are located at 33 Yitzhak Rabin St., Givatayim, 5348303, Israel. The Company’s telephone number at that address is +972‑3‑544‑7782. Shareholders may obtain a copy of this proxy statement and the accompanying materials at the Company’s headquarters during regular working hours upon prior notice until the date of the Meeting.

/s/ Harel Beit‑On

By: Harel Beit‑On
Chairman of the Board

Dated: October 8, 2026